February 18, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Larry E. Williams
President and COO
Ballistic Recovery Systems, Inc.
300 Airport Road
South St. Paul, Minnesota  55075-3541

RE:	Ballistic Recovery Systems, Inc. (the "Company")
	Form 10-KSB for the year ended September 30, 2004
	File No. 0-15318

Dear Mr. Williams:

We have reviewed your response letter dated February 8, 2005 and have the following comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Note 4 - Purchase and Supply Agreement, page F-13

1. We note your response to our prior comment #4. You state that you computed the warrant value of $0.161 per share using a 35 percent discount on the June 29, 2004 closing price of $2.10 per share.
We
note the factors you described in support of your use of a marketability discount. Please tell us why a discount of 35 percent is reasonable and appropriate given these factors. Also, please tell us your basis for applying this marketability discount to then current market price of your common stock, an input of the option pricing calculation, rather than applying the discount to the computed call option value, the output of the option pricing calculation. Paragraph 8 of SFAS 123 states that transactions should be based on the more reliably measurable of the fair value of the consideration received or the fair value of the equity instruments issued. We note that you issued these warrants in exchange for the cancellation of approximately $604,000 of purchase discounts due Cirrus as well as Cirrus` agreement to purchase additional products from you from 2002 through 2004. We are not convinced that Cirrus would agree to cancel $604,000 of purchase discounts and agree to buy additional products in exchange for warrants with a total fair value of approximately $125,000, the fair value you attributed to the warrants. Therefore, it appears that the fair value of the consideration you received is significantly in excess of the fair value you computed for the warrants. We believe your use of a significant marketability discount results in a less reliable measure of the fair value of the warrants due to the subjective nature of the assumption. Therefore, please tell us why the cancellation of the purchase discounts would not be a more reliable measurement of the minimum fair value of the warrants issued. We believe you should reconsider your measurement of the fair value of the warrants and amend your filing as appropriate.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

**********

You may contact Lyn Shenk at (202) 824-5369 or Margery Reich at
(202)
942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at
(202) 942-1995 with any other questions.


								Sincerely,


								David R. Humphrey
								Branch Chief


Via facsimile:  Larry E. Williams
		(651) 457-8651
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Mr. Larry E. Williams
Ballistic Recovery Systems, Inc.
February 18, 2005
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